AB 3/11

08030296

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3C-WC Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Rosecrans Avenue, #315
(No. and Street)

Manhattan Beach, (City) California (State) 90266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Seivert 310-725-0156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR - 6 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/28

OATH OR AFFIRMATION

I, Daniel Seivert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3CWC Partners, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See attached!!

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (~~or affirmed~~) before me on this

24th day of February, 2008, by
Date Month Year

(1) Daniel Seivert,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MICHAEL OHANNESIAN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1479282
LOS ANGELES COUNTY
My Comm. Exp. March 28, 2008

Place Notary Seal Above

Signature ______________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation to Annual Audited Report Form X-17A-5 Part III

Document Date: ______________ Number of Pages: 2

Signer(s) Other Than Named Above: —

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

3C-WC PARTNERS, LLC

1500 ROSECRANS AVENUE, #315
MANHATTAN BEACH, CALIFORNIA 90266

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
3C-WC Partners, LLC
Manhattan Beach, California

I have audited the accompanying statement of financial condition of 3C-WC Partners, LLC, as of December 31, 2007 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of 3C-WC Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of 3C-WC Partners, LLC as of December 31, 2007 and the results of its operations, changes in members' equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2008

3C-WC PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 11,726
CRD	142
TOTAL ASSETS	$ 11,868

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable – Related Party	$ 3,045
MEMBERS' EQUITY	
Members' equity	8,823
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 11,868

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE		
	Success fees	$131,913
	Interest	362
	TOTAL REVENUES	132,275
EXPENSES		
	Commissions	131,913
	Insurance	655
	Licenses and permits	450
	Postage & delivery	71
	Professional fees	6,067
	Regulatory fees	4,209
	Rent	1,025
	Telephone	324
	TOTAL EXPENSES	144,714
	(LOSS) BEFORE TAXES	(12,439)
	STATE INCOME TAX	800
	NET LOSS	$(13,239)

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Members' Equity
Balance, December 31, 2006	$ 10,501
Capital contribution	11,561
Net (loss)	(13,239)
Balance, December 31, 2007	$ 8,823

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net (Loss) from Operations	$(13,239)
CRD	156
Accounts Payable	1,349
NET CASH REQUIRED BY OPERATING ACTIVITIES	(11,734)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Capital Contribution	11,561
DECREASE IN CASH	(173)
Cash: Beginning of the year	11,899
Cash: End of the year	$ 11,726

Interest Paid	$ 0
State Taxes Paid	$ 800

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

3C-WC Partners, LLC ("3CWC" or the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). 3CWC is engaged in the business of conducting private placements of securities. 3CWC does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company receives monies from billing and collecting investment banking fees for its two affiliated companies. Simultaneously the monies received are passed through to the affiliated company that generated the transaction. The broker-dealer operates as a "pass through" entity for its affiliates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received and passed through $131,913 of its affiliates' collections for the period January 1, 2007 through December 31, 2007.

NOTE 4 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007 the Company had complied with both requirements. See page 8 for the computation of net capital requirements.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue over $250,000. The accompanying financial statements include an $800 minimum tax.

NOTE 6 – EXPENSE SHARING AGREEMENT

The Company has an agreement with one of its affiliates to use its office facilities and will be billed at 5% of the rent and overhead expenses. Expenses directly related to broker/dealer activity are an obligation of the Company.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2007 and through the date of this report.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C3-3

3CWC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, 3CWC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

3C-WC PARTNERS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Members' Equity	$ 8,823
Non Allowable Assets	142
NET CAPITAL	$ 8,681

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 203
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 3,681
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 8,377

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 3,045
Percentage of aggregate indebtedness to net capital	35%

RECONCILIATION

The following is a reconciliation at December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited net capital computation	$ 8,681
Audit adjustments	-0-
Audited net capital computation	$ 8,681

See accompanying notes to financial statements

PART II

3C-WC PARTNERS, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Members
3C-WC Partners, LLC
Manhattan Beach, CA

In planning and performing my audit of the financial statements and supplemental schedules of 3C-WC Partners, LLC (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
3C-WC Partners, LLC
Manhattan Beach, CA

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2008

END